FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 22, 2007

Commission File Number: 333-119497

MECHEL OAO
(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMPLETION OF THE RAILWAY PRODUCT MANUFACTURING AUDIT AT URALS STAMPINGS PLANT

Chebarkul, Russia — October 22, 2007 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that specialists of the Register of Certification on the Federal Railway Transport (RC FRT) extended the term of certification for manufacturing rolling stock axles at Mechel’s Urals Stampings Plant subsidiary.

The audit was carried out on the “end-to-end technology” principle.  The entire production process was traced — from incoming inspection and preproduction to approved inspection and warehousing.  The RC FRT representatives confirmed the compliance of the production technology and characteristics of the finished products (rolling stock axles) with the requirements attestable during certification.

The audit resulted in a new certificate for manufacturing rolling stock axles issued to Urals Stampings Plant for a three-year term in October 2007.

Urals Stampings Plant OAO mastered production of rough rolling stock axles in 1996.  Today, the subsidiary carries out full scale production of 23 different axles for the needs of railway engineering and is one of the leaders on the market for railway locomotives rough axles.  These products, after machining, are partially exported to the North American market.  Design and technological documentation for axles was developed by Urals Stampings Plant specialists and is the intellectual property of the subsidiary.

The main objective of Urals Stampings Plant is to manufacture products, satisfying the needs of consumers.  This is confirmed by the fact that Urals Stampings Plant is certified for compliance with the international standards, ISO 9002 from 1995 and ISO 9001 from 2003, for manufacturing dye forgings and tooled semi-finished products from structural, carbon, and alloyed steel, and titanium and high temperature alloys.  Additionally, in 2002, the plant obtained the license to manufacture products for export in compliance with the requirements of the Association of American Railroads.

***

Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  October 22, 2007